     As filed with the Securities and Exchange Commission on April 14, 2003


================================================================================
                                                    1933 Act File No. 333-102903
                                                    1940 Act File No. 811-21293


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   Form N-2

                       (Check appropriate box or boxes)

[ ]  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ]  Pre-Effective Amendment No.


[X]  Post-Effective Amendment No. 1

          and

[X]  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[X]  Amendment No. 5



                  Nuveen Preferred and Convertible Income Fund
          Exact Name of Registrant as Specified in Declaration of Trust

                 333 West Wacker Drive, Chicago, Illinois 60606
 Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

                                 (800) 257-8787
               Registrant's Telephone Number, including Area Code

                               Jessica R. Droeger
                          Vice President and Secretary
                              333 West Wacker Drive
                             Chicago, Illinois 60606
  Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

                          Copies of Communications to:


       Stacy H. Winick             Eric F. Fess            Sarah E. Cogan
   Bell, Boyd & Lloyd LLC       Chapman and Cutler    Simpson Thacher & Bartlett
1615 L Street, N.W., Suite 1200    111 W. Monroe          425 Lexington Ave.
     Washington, DC 20036        Chicago, IL 60603        New York, NY 10017


                  Approximate Date of Proposed Public Offering:

 As soon as practicable after the effective date of this Registration Statement

                              --------------------

     If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [ ]

     It is proposed that this filing will become effective (check appropriate box)

     [ ] when declared effective pursuant to section 8(c)

     [X] This form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933 and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-102903.

                              --------------------

       CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933



==============================================================================================================================
                                                                                     Proposed Maximum
   Title of Securities Being            Amount             Proposed Maximum         Aggregate Offering         Amount of
          Registered               Being Registered     Offering Price Per Unit         Price (1)          Registration Fee (2)
------------------------------------------------------------------------------------------------------------------------------
Common Shares, $0.01 par value     107,000,000 Shares         $15.00                  $1,605,000,000           $129,844.50
==============================================================================================================================




(1) Estimated solely for the purpose of calculating the registration fee.

(2) All fees have previously been paid.

================================================================================

                                Explanatory Note

     This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-102903) of Nuveen Preferred and Convertible Income Fund is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended for the sole purpose of adding exhibit h.1.a, Letter Agreement dated April 11, 2003, and accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission.

                           PART C - OTHER INFORMATION

Item 24: Financial Statements and Exhibits

     1.  Financial Statements:

     Financial Statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the 1940 Act were filed in Pre-effective Amendment No. 3 to the Registrant's Registration Statement on Form N-2 (File No. 333-102903) and are incorporated herein by reference.

     2.  Exhibits:

a. Declaration of Trust dated January 27, 2003. Filed on January 31, 2003 as Exhibit a to Registrant's Registration Statement on Form N-2 (File
     No. 333-102903) and incorporated herein by reference.

b. By-laws of Registrant. Filed on January 31, 2003 as Exhibit b to Registrant's Registration Statement on Form N-2 (File No. 333-102903) and incorporated herein by reference.

c.   None.


d.   Form of Share Certificate.

e. Terms and Conditions of the Dividend Reinvestment Plan. Filed on February 12, 2003 as Exhibit e to Pre-effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-102903) and incorporated herein by reference.


f.   None.


g.1 Investment Management Agreement between Registrant and Nuveen Institutional Advisory Corp. dated February 20, 2003. Filed on March 25, 2003 as Exhibit
     g.1 to Registrant's Registration Statement on Form N-2 (File No. 333-102903) and incorporated herein by reference.

g.2 Investment Sub-Advisory Agreement between Nuveen Institutional Advisory Corp. and Spectrum Asset Management, Inc. dated March 14, 2003. Filed on March 25, 2003 as Exhibit g.2 to Registrant's Registration Statement on Form N-2 (File No. 333-102903) and incorporated herein by reference.

g.3 Investment Sub-Advisory Agreement between Nuveen Institutional Advisory Corp. and Froley, Revy Investment Co., Inc. dated March 14, 2003. Filed on March 25, 2003 as Exhibit g.3 to Registrant's Registration Statement on Form N-2 (File No. 333-102903) and incorporated herein by reference.

h.1  Form of Underwriting Agreement.

h.1.a. Letter Agreement dated April 11, 2003.

h.2  Form of Salomon Smith Barney Inc. Master Selected Dealer Agreement.


h.3  Form of Nuveen Master Selected Dealer Agreement.


h.4  Form of Master Agreement Among Underwriters.

h.5  Form of Dealer Letter Agreement.

i. Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees. Filed on February 12, 2003 as Exhibit i to Pre-effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 (File No. 333-102903) and incorporated herein by reference.

j. Master Custodian Agreement between Registrant and State Street Bank and Trust Company dated August 19, 2002. Filed on March 25, 2003 as Exhibit j to Registrant's Registration Statement on Form N-2 (File No. 333-102903) and incorporated herein by reference.

k.1 Shareholder Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company dated October 7, 2002. Filed on March 25, 2003 as Exhibit k.1 to Registrant's Registration Statement on Form N-2 (File No. 333-102903) and incorporated herein by reference.

k.2 Expense Reimbursement Agreement between Registrant and Nuveen Institutional Advisory Corp. dated February 20, 2003. Filed on March 25, 2003 as Exhibit
     k.2 to Registrant's Registration Statement on Form N-2 (File No. 333-102903) and incorporated herein by reference.

l.1 Opinion and consent of Bell, Boyd & Lloyd LLC. Filed on February 25, 2003 as Exhibit 1.1 to Pre-effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File No. 333-102903) and incorporated herein by reference.

l.2 Opinion and consent of Bingham McCutchen LLP. Filed on February 25, 2003 as Exhibit 1.2 to Pre-effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File No. 333-102903) and incorporated herein by reference.

l.3  Consent of Bell, Boyd & Lloyd LLC.

l.4  Consent of Bingham McCutchen LLP.


m.   None.

n.   Consent of Ernst & Young LLP.

o.   None.


p.   Subscription Agreement of Nuveen Institutional Advisory Corp. dated
     March 3, 2003. Filed on March 25, 2003 as Exhibit p to Registrant's Registration Statement on Form N-2 (File No. 333-102903) and incorporated herein by reference.


q.   None.


r.1 Code of Ethics of Nuveen Institutional Advisory Corp. Filed on the February 12, 2003 as Exhibit r.1 to Pre-effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 (File No. 333-102903) and incorporated herein by reference.

r.2  Code of Ethics of Spectrum Asset Management, Inc. Filed on
     February 12, 2003 as Exhibit r.2 to Pre-effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2 (File No. 333-102903) and incorporated herein by reference.



r.3 Code of Ethics of Froley, Revy Investment Co., Inc. Filed on March 25, 2003 as Exhibit r.3 to Registrant's Registration Statement on Form N-2 (File No. 333-102903) and incorporated herein by reference.


s.   Powers of Attorney.


 Item 25: Marketing Arrangements


Sections 2, 3 and 5(n) of the Form of Underwriting Agreement filed as Exhibit
h.1 to this Registration Statement.

See the Introductory Paragraph and Sections 2 and 3(d) of the Form of Salomon Smith Barney Inc. Master Selected Dealer Agreement filed as Exhibit h.2 to this Registration Statement and the Introductory Paragraph and Sections 2 and 3 of the Form of Nuveen Master Selected Dealer Agreement filed as Exhibit h.3 to this Registration Statement.


See the Introductory Paragraph and Sections 1.2, 3.1, 3.2, 3.4-3.8, 4.1, 4.2, 5.1-5.4, 6.1, 10.9 and 10.10 of the Form of Master Agreement Among Underwriters filed as Exhibit h.4 to this Registration Statement.


See Paragraph e of the Form of Dealer Letter Agreement between Nuveen and the Underwriters filed as Exhibit h.5 to this Registration Statement.

Item 26: Other Expenses of Issuance and Distribution



     Securities and Exchange Commission fees                         $  129,844
     National Association of Securities Dealers, Inc. fees               30,500
     Printing and engraving expenses                                    645,000
     Legal Fees                                                         150,000
     New York Stock Exchange listing fees                               250,000
     Blue Sky filing fees and expenses                                    5,000
     Miscellaneous expenses                                               4,656
                                                                     -----------
          Total                                                      $1,215,000*
                                                                     ===========


------------


* Nuveen Institutional Advisory Corp., Spectrum Asset Management, Inc. and Froley, Revy Investment Co., Inc. have contractually agreed to reimburse the Fund for fees and expenses in the amount of .32% of average daily Managed Assets of the Fund for the first five full years of the Fund's operations, .24% of average daily Managed Assets in year six, .16% in year seven and .08% in year eight. Without the reimbursement, "Total Annual Expenses" would be estimated to be 1.65% of average daily net assets attributable to Common Shares. Nuveen has agreed to pay (i) all organizational expenses and (ii) offering costs (other than sales load) that exceed $0.03 per Common Share (.20% of offering price).



Item 27: Persons Controlled by or under Common Control with Registrant

     Not applicable.

Item 28: Number of Holders of Securities



     At March 25, 2003





                                                            Number of
                  Title of Class                         Record Holders
                  --------------                         --------------
       Common Shares, $0.01 par value                          1


Item 29: Indemnification

     Section 4 of Article XII of the Registrant's Declaration of Trust provides as follows:

     Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person"), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

     No indemnification shall be provided hereunder to a Covered Person:

(a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

          (i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

          (ii)  by written opinion of independent legal counsel.

     The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

     Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this
Section 4, provided that either:

     (a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

     (b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

     As used in this Section 4, a "Disinterested Trustee" is one (x) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

     As used in this Section 4, the words "claim," "action," "suit" or "proceeding" shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words "liability" and "expenses" shall include without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.


     The trustees and officers of the Registrant are covered by Investment Trust Directors and Officers and Errors and Omission policies in the aggregate amount of $50,000,000 against liability and expenses of claims of wrongful acts arising out of their position with the Registrant, except for matters which involve willful acts, bad faith, gross negligence and willful disregard of duty (i.e., where the insured did not act in good faith for a purpose he or she reasonably believed to be in the best interest of Registrant or where he or she had reasonable cause to believe this conduct was unlawful). The policy has a $500,000 deductible, which does not apply to individual trustees or officers.

     Section 8 of the Form of Underwriting Agreement filed as Exhibit h.1 to this Registration Statement provides for each of the parties thereto, including the Registrant and the Underwriters, to indemnify the others, their trustees, directors, certain of their officers, trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.


     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities
Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 30: Business and Other Connections of Investment Adviser


     Nuveen Institutional Advisory Corp. ("NIAC") serves as investment adviser to the following open-end and closed-end management type investment companies:
Nuveen Investment Trust, Nuveen Investment Trust II, Nuveen Investment Trust III, Nuveen Floating Rate Fund, Nuveen Senior Income Fund, Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen California Select Tax-Free Income, Nuveen New York Select Tax-Free Income Portfolio, Nuveen Real Estate Income Fund, Nuveen Select Tax-Free Income Portfolio 3, Nuveen Quality Preferred Income Fund, Nuveen Quality Preferred Income Fund 2 and Nuveen Quality Preferred Income Fund 3.

     NIAC has no other clients or business at the present time. For a description of other business, profession, vocation or employment of a substantial nature in which any director or officer of the investment adviser who serve as officers or Trustees of the Registrant has engaged during the last two years for his or her account or in the capacity of director, officer, employee, partner or trustee, see the descriptions under "Management of the Fund" in Part B of this Registration Statement. Such information for the remaining senior officers of NIAC appears below:

                                                  Other Business Profession, Vocation or
Name and Position with NIAC                          Employment During Past Two Years
---------------------------                       --------------------------------------
John P. Amboian, President....................  President, formerly Executive Vice President of  Nuveen Investments, Inc., Nuveen Investments, LLC,
                                                Nuveen Advisory Corp., Nuveen Asset Management, Inc.
                                                and Nuveen Senior Loan Asset Management, Inc. and
                                                Executive Vice President and Director of Rittenhouse
                                                Financial Services, Inc.

Alan G. Berkshire, Senior Vice President,
Secretary and General Counsel.................  Senior Vice President and General Counsel (since
                                                1997) and Secretary (since 1998) of Nuveen Investments, Inc.,
                                                Nuveen Investments, LLC, and Nuveen Advisory Corp.,
                                                Senior Vice President and Secretary (since 1999)
                                                of Nuveen Senior Loan Asset Management Inc.,
                                                prior thereto, Partner in the law firm of
                                                Kirkland & Ellis.

Margaret E. Wilson, Senior Vice President,
Finance.......................................  Senior Vice President, Finance of Nuveen Investments, Inc.,
                                                Nuveen Investments, LLC, and Nuveen Advisory Corp.
                                                and Senior Vice President and Controller of Nuveen
                                                Senior Loan Asset Management, Inc.; formerly CFO of
                                                Sara Lee Corp., Bakery Division.

Deepak Gulrajani, Managing Director...........  Director, Fixed Income Strategies and a Principal of
                                                Symphony Asset Management, LLC ("Symphony"), a
                                                wholly-owned subsidiary of Nuveen Investments, Inc.
                                                Prior to joining Symphony, Mr. Gulrajani was the Director
                                                of Fixed Income Strategies at Barclays Global Investors.

Gunther Stein, Vice President ................  Lead portfolio manager for high yield strategies at
                                                Symphony since 1999. Prior to joining Symphony, Mr. Stein
                                                was a High Yield Portfolio Manager at Wells Fargo.

Lenny Mason, Vice President ..................  High yield portfolio manager at Symphony. Prior to joining
                                                Symphony, Mr. Mason was a Managing Director in FleetBoston's
                                                Technology & Communications Group.



     The address of Symphony Asset Management, LLC is 555 California Street, suite 2975, San Francisco, CA 94104.


     Spectrum Asset Management, Inc. ("Spectrum") serves as an investment adviser to a non-U.S. fund and offers separate account management for certain institutions and high net worth individuals. Spectrum also is a registered broker-dealer. See "Management of the Fund" in Part B of the Registration Statement.

     Set forth below is a list of each director and officer of Spectrum, indicating each business profession, vocation or employment of a substantial nature in which such person has been, at any time during the past two fiscal years, engaged for his or her own account or in the capacity of director, officer, partner or trustee.


                                                   Other Business Profession, Vocation or Employment
     Name and Position with Spectrum                          During Past Two Fiscal Years
     -------------------------------               -------------------------------------------------
Fernando Diaz, Vice President               --

Nancy K. Dray, Legal and Compliance         --
Officer

Ralph C. Eucher, Director                   President of Princor Financial Services Corporation since
                                            May 1999. Senior Vice President of Principal Life Insurance
                                            Company since August 2002.


Richard W. Hibbs, Director                  Executive Vice President Marketing for Principal Global
                                            Investors since September 1998. Vice President of Principal
                                            Life Insurance Company since September 1998.

Timothy Howald, Director                    Chief Financial Officer of Principal Global Investors since
                                            November 1998. Vice President of Principal Life Insurance
                                            Company since November 1998.

Patrick G. Hurley, Senior Vice President    --
and Chief Information Officer

L. Philip Jacoby, IV, Senior Vice           --
President and Portfolio Manager

Mark A. Lieb, Executive Director and        --
Chief Financial Officer

Jim McCaughan, Director                     Global Head of Asset Management for Principal Global Investors
                                            since April 2002. Executive Vice President of Principal Life
                                            Insurance Company since April 2002. Senior Vice President of
                                            Principal Financial Group, Inc. since April 2002. Previously
                                            Chief Executive Officer of Credit Suisse Asset Management
                                            Americas.

Jean M. Orlando, Vice President and         --
Controller

Gloria Reeg, Director                       Global Head of Fixed Income for Principal Global Investors
                                            since February 2002. Vice President of Principal Life Insurance
                                            Company since February 2002. Previously the Managing Director of Global Consulting for Frank Russell Company.

Bernard M. Sussman, Executive Director      --
and Chief Investment Officer

Albano Tunnera, Assistant Vice President    --
and Operations Manager

Joseph J. Urciuoli, Vice President and      --
Director of Research


     Froley, Revy Investment Co., Inc. ("Froley, Revy") serves as a subadviser to one other fund and offers separate account management services to institutions and high net worth individuals. See "Management of the Fund" in Part B of the Registration Statement.

     Set forth below is a list of each director and officer of Froley, Revy, indicating each business profession, vocation or employment of a substantial nature in which such person has been, at any time during the past two fiscal years, engaged for his or her own account or in the capacity of director, officer, partner or trustee.



                                            Other Business Profession, Vocation
                                               or Employment During Past Two
     Name and Position with Froley, Revy                  Fiscal Years
     -----------------------------------    -----------------------------------
George A. Froley, III, Director, Chairman   --
  and Managing Director

Jim Herbert, Director                       President, Chief Executive Officer
                                            and Director of First Republic Bank

Katherine Auguste-DeWilde, Director         Chief Operating Officer, Executive
                                            Vice President and Director of First
                                            Republic Bank

Ed Dobranksi, Director                      Senior Vice President, General
                                            Counsel and Secretary of First
                                            Republic Bank

Melinda Gordon, Director and Managing       --
 Director

K. Andrea O'Connell, Director,              --
 President, Chief Executive Officer,
 Managing Director and Assistant
 Secretary

Michael Revy, Managing Director and         Director, Staub Holding. Private
 Senior Vice President                      banker with Wechsler & Co., Inc.
                                            until 2002.

James Barry, Managing Director and          --
 Senior Vice President

Ravi Malik, Managing Director and           --
 Senior Vice President

Warren Chun, First Vice President           --

Mike Opre, Vice President                   --

Monica Erickson, Vice President             --

Steve Wachtel, Vice President               --

David Epstein, Vice President               --

Kim Nicholas, Vice President,               --
 Assistant Secretary and Chief
 Financial Officer/Controller

Melissa Shanahan, Vice President            --

John Padden, Vice President                 --

Ed Hackney, Vice President                  --

Lily Yu, First Vice President               --

Ted Heigel, Vice President                  --


Ann Houlihan, Secretary                     --


Item 31: Location of Accounts and Records

     Nuveen Institutional Advisory Corp., 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Declaration of Trust, By-Laws, minutes of trustees and shareholders meetings and contracts of the Registrant and all advisory material of the investment adviser.


     Spectrum Asset Management, Inc., 4 High Ridge Park, Stamford, CT 06905, maintains certain of its advisory material.

     Froley, Revy Investment Co., Inc., 10900 Wilshire Boulevard, Suite 900, Los Angeles, CA 90024, maintains certain of its advisory material.

     State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, maintains all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by Nuveen Institutional Advisory Corp.



Item 32: Management Services

         Not applicable.

Item 33: Undertakings

     1. Registrant undertakes to suspend the offering of its shares until it amends its prospectus if: (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement; or
(2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

     2.   Not applicable.

     3.   Not applicable.

     4.   Not applicable.

     5.   The Registrant undertakes that:

          a. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          b. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

     6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 14th day of April 2003.



                                    NUVEEN PREFERRED AND CONVERTIBLE INCOME FUND

                                    /s/ Jessica R. Droeger
                                    ________________________________________
                                    Jessica R. Droeger, Vice President and
                                    Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.



        Signature                     Title                           Date
        ---------                     -----                           ----
/s/ Stephen D. Foy           Vice President and Controller     April 14, 2003
----------------------       (Principal Financial and
    Stephen D. Foy           Accounting Officer)


/s/ Gifford R. Zimmerman     Chief Administrative Officer      April 14, 2003
------------------------     (Principal Executive Officer)
    Gifford R. Zimmerman


Timothy R. Schwertfeger*     Chairman of the Board and       By: /s/ Jessica R. Droeger
                             Trustee                             ------------------------
                                                                    Jessica R. Droeger
James E. Bacon*              Trustee                                Attorney-In-Fact
                                                                    April 14, 2003
William E. Bennett*          Trustee

Jack B. Evans*               Trustee

William L. Kissick*          Trustee

Thomas E. Leafstrand*        Trustee

Sheila W. Wellington*        Trustee


     *Original powers of attorney authorizing Jessica R. Droeger and Gifford R. Zimmerman, among others, to execute this Registration Statement, and Amendments thereto, for each of the trustees of the Registrant on whose behalf this Registration Statement is filed, have been executed and filed as exhibits.

                               INDEX TO EXHIBITS


a.   Declaration of Trust dated January 27, 2003.*
b.   By-laws of Registrant.*
c.   None.
d.   Form of Share Certificate.
e.   Terms and Conditions of the Dividend Reinvestment Plan.*
f.   None.

g.1 Investment Management Agreement between Registrant and Nuveen Institutional Advisory Corp. dated February 20, 2003.*
g.2 Investment Sub-Advisory Agreement between Nuveen Institutional Advisory Corp. and Spectrum Asset Management, Inc. dated March 14, 2003.*
g.3 Investment Sub-Advisory Agreement between Nuveen Institutional Advisory Corp. and Froley, Revy Investment Co., Inc. dated March 14, 2003.*
h.1  Form of Underwriting Agreement.
h.1.a. Letter Agreement dated April 11, 2003.
h.2  Form of Salomon Smith Barney Inc. Master Selected Dealer Agreement.

h.3  Form of Nuveen Master Selected Dealer Agreement.

h.4  Form of Master Agreement Among Underwriters.
h.5  Form of Dealer Letter Agreement.

i. Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees.*

j. Master Custodian Agreement between Registrant and State Street Bank and Trust Company dated August 19, 2002.*
k.1 Shareholder Transfer Agency and Service Agreement between Registrant and State Street Bank and Trust Company dated October 7, 2002.*
k.2 Expense Reimbursement Agreement between Registrant and Nuveen Institutional Advisory Corp. dated February 20, 2003.*
l.1  Opinion and consent of Bell, Boyd & Lloyd LLC.*
l.2  Opinion and consent of Bingham McCutchen LLP.*
l.3  Consent of Bell, Boyd & Lloyd LLC.
l.4  Consent of Bingham McCutchen LLP.

m.   None.
n.   Consent of Ernst & Young LLP.
o.   None.

p. Subscription Agreement of Nuveen Institutional Advisory Corp. dated March 3, 2003.*

q.   None.
r.1  Code of Ethics of Nuveen Institutional Advisory Corp.*
r.2  Code of Ethics of Spectrum Asset Management, Inc.*

r.3  Code of Ethics of Froley, Revy Investment Co., Inc.*

s.   Powers of Attorney.
------------------
*    Incorporated by reference-See Item 24.